Mail Stop 4561

January 25, 2007

Carol K. Nelson
President and Chief Executive Officer
Cascade Financial Corporation
2828 Colby Avenue
Everett, Washington 98201

> **Re:** **Cascade Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **File No. 000-25286**

Dear Ms. Nelson:

We have reviewed your response dated January 18, 2007 and have the following additional comment. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Note 7 – Junior Subordinated Debentures Payable (Trust Preferred Securities), page 35

1. We note your response to comment 1 of our letter dated January 4, 2007. Please provide us with the SAB 99 analysis used to conclude the use of short-cut method would not have a material effect on your financial statements from a qualitative or quantitative standpoint on a quarterly and annual basis since the initiation of the swap in October 2003 to its termination in December 2006.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Matthew Komar, Staff Accountant, at (202) 551-3781 or me at (202) 551-3851 if you have questions regarding comment on the financial statements and related matters.

Sincerely,

Paul Cline
Senior Accountant